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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8 - A

                              ___________________

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         StanCorp Financial Group, Inc.
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             (Exact name of registrant as specified in its charter)


              Oregon                                   93-1253576
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


1100 S.W. Sixth Avenue, Portland, Oregon                          97204
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(Address of principal executive offices)                        (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the
following box.   [_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.   [_]

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.   [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.   [_]

Securities Act registration statement file number to which this Form relates:
333-72521 (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                              Name of each exchange on which
To be so registered                              each class is to be registered
-------------------                              ------------------------------

Series A Preferred Share Purchase Rights            New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

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                                (Title of Class)
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Item 1. Description of Registrant's Securities
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        to be Registered
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        Series A Preferred Share Purchase Rights
        ----------------------------------------

        The Board of Directors of StanCorp Financial Group, Inc. (the "Company"), intends to adopt a Shareholder Rights Plan under which the Board of Directors of the Company will declare a dividend of one Series A Preferred Share Purchase Right (a "Right") for each outstanding share of common stock issued to shareholders of record between the close of business immediately prior to the date of the initial public offering of the Company's common stock and the Distribution Date (as defined below). Each Right will entitle the registered holder to purchase from the Company one one-hundreth of a share of Series A Preferred Shares at a purchase price, subject to adjustment, to be determined by the Board of Directors or a committee thereof. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, Inc. as Rights Agent.

        Initially, the Rights will be attached to the certificates representing outstanding shares of common stock, and no separate Rights certificates will be distributed. The Rights will separate from the common stock at the Distribution Date, which is defined to occur upon the earlier of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire from shareholders, beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"), or (ii) the close of business on the tenth day after the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person, as such periods may be extended pursuant to the Rights Agreement.

        Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the effective date will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificate for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of its adoption, unless earlier redeemed by the Company as described below.

        As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the common stock as of the close of business of the Distribution Date, and thereafter the separate Rights certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only common stock issued prior to the time the Rights become exercisable or issued upon exercise of conversion of rights, warrants, options or convertible securities issued prior to the time the Rights become exercisable will be issued with Rights.

        In the event that any person becomes an Acquiring Person, each holder of a Right shall thereafter have the right to receive, upon exercise, in lieu of Series A Preferred Shares, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. However, Rights are not exercisable as described in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, if any person becomes an Acquiring Person all Rights that are or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will become null and void.

        In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which StanCorp is not the surviving corporation or in which shares of common stock are exchanged for stock or other securities or property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

        The purchase price payable, the number of one one-hundredths of a share of Series A Preferred Shares or other securities or property issuable upon exercise of the Right and the number of Rights outstanding, are subject to adjustment from time to time to prevent dilution, (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares or the common stock, (ii) if holders of the Series A Preferred Shares are granted certain rights or warrants to subscribe for Series A Preferred Shares or convertible securities at less than the current market price of the Series A Preferred Shares, (iii) if holders of common stock are granted certain rights or warrants to subscribe for common stock or convertible securities at less than the current market price of the common stock or (iv) upon the distribution to holders of Series A Preferred Shares or common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the purchase price or the number of shares of Series A Preferred Shares issuable upon exercise of a Right will be required until cumulative adjustments would require an increase or decrease of at least 1 percent in the purchase price or number of shares for which a Right is exercisable. No fractional shares of Series A Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Series A Preferred Shares) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Shares on the last trading date prior to the date of exercise.

        At any time until the earlier of (i) 10 days (or longer if extended pursuant to the terms of the Rights Agreement) after a person becomes an Acquiring Person and (ii) the termination of the Rights Agreement, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, common stock or other consideration), appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.001 redemption price.

        At any time after a public announcement that a person has become an Acquiring Person, the Board of Directors of the Company, may exchange the Rights (other than Rights owned by such person or group which become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Preferred Shares (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment). Immediately upon the action or the Board of Directors ordering the exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of such Rights will be to exchange such Rights for the amount of securities determined in accordance with the exchange ratio.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for common stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

        The Series A Preferred Shares will be nonredeemable. The Series A Preferred Shares may rank on a lower priority in the respect of the preference as to dividends and the distribution of assests with other classes or series of the Company's Preferred Shares. Each share of Series A Preferred Shares will be entitled to an aggregate of 100 times the cash and noncash (payable in kind) dividends and distribution (other than dividends and distributions payable in common stock) declared on the common stock. In the event of liquidation, the holders of Series A Preferred Shares will be entitled to receive a liquidation payment in an amount equal to declared and unpaid dividends and distributions thereon. In the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of Series A Preferred Shares will be entitled to receive 100 times the amount received per share of common stock.
The dividend and liquidation rights of the Series A Preferred Shares are protected by antidilution provisions. Each share of Series A Preferred Shares will be entitled to 100 votes (subject to certain adjustments) on all matters submitted to the shareholders.

        The Shareholder Rights Plan is designed to protect shareholders of the Company in the event of unsolicited offers to acquire the Company and other coercive takeover tactics which, in the opinion of the Board of Directors of the Company, could impair its ability to represent shareholder interests. The provisions of the Shareholder Rights Plan may render an unsolicited takeover of the Company more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer the Company's shareholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of the shareholders of the Company.

        Although the material provisions of the Rights Agreement have been accurately summarized, the statements above concerning the Rights Agreement are not necessarily complete, and in each instance reference is made to the Rights Agreement itself, a copy of which has been filed as an exhibit to this Registration Statement and which is hereby incorporated here by reference. Each statement is qualified in its entirety by such reference.

        Upon the determination of the purchase price of the Rights and the Record Date, the Company will amend this Form 8-A to include such information.

Item 2. Exhibits
------  --------

        1. Form of Shareholder Rights Agreement, between StanCorp Financial Group, Inc. and ChaseMellon Shareholder Services, Inc., as filed as an Exhibit to the Registration Statement on Form S-1, filed initially on February 17, 1999, as amended (file No. 333-72521), is incorporated herein by reference. The Rights Agreement includes the Form of Rights Certificate as Exhibit B and the Summary of Rights to purchase Preferred Shares as Exhibit C.

        2. All exhibits required by Instruction II to Item 2 will be supplied to the New York Exchange, Inc.

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                                   SIGNATURES
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      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 8, 1999


                 STANCORP FINANCIAL GROUP, INC.



                 By:   /s/ Eric E. Parsons
                    -----------------------------------------------
                    Name:  Eric E. Parsons
                    Title:  Senior Vice President and Chief Financial Officer

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